UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        CHINA PHARMACEUTICALS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   16941F 10 4
                                 (CUSIP Number)

                       MR. Y. S. KWOK, COMPANY SECRETARY,
              CHINA MERCHANTS DICHAIN INVESTMENT HOLDINGS LIMITED
                UNITS 3207-08, 32/F., WEST TOWER, SHUN TAK CENTRE
                168-200 CONNAUGHT ROAD CENTRAL, HONG KONG, CHINA
                                 (852) 2255 0639
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 24, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), ss 240.13d-1(f) or ss 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16941F 10 4                                                PAGE 2 OF 7

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS   CHINA MERCHANTS DICHAIN
                       INVESTMENT HOLDINGS LIMITED

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       WC
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       HONG KONG
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      20,772,330
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      20,772,330
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       20,772,330
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45.0%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 16941F 10 4                                                PAGE 3 OF 7

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS    DICHAIN HOLDINGS LIMITED

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       HONG KONG
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      20,772,330
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      20,772,330
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       20,772,330
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45.0%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              3 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 16941F 10 4                                                PAGE 4 OF 7

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS    DR. DI FAN

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       CHINESE CITIZEN
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      20,772,330
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      20,772,330
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       20,772,330
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                    [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45.0%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              4 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 16941F 10 4                                                PAGE 5 OF 7

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS    AARON XIAOJUN ZHU

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES CITIZEN
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      20,772,330
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      20,772,330
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       20,772,330
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                    [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       45.0%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              5 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 16941F 10 4                                                PAGE 6 OF 7

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (this "STATEMENT") relates to the Common Shares, $0.0001 par value ("COMMON SHARES"), of China Pharmaceuticals Corporation (former name: Wilmington Rexford, Inc.), a corporation incorporated in Delaware (the "ISSUER"). The address of the principal executive office of the Issuer is 3753 Howard Hughes Parkway, #200, Las Vegas, Nevada 89109.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed jointly on behalf of China Merchants DiChain Investment Holdings Limited ("CMDIH"), DiChain Holdings Limited ("DHL"), Dr. Di Fan and Mr. Aaron Xiaojun Zhu (collectively identified hereinafter as the "REPORTING PERSONS").

Each of CMDIH and DHL are corporations organized under the laws of Hong Kong Special Administrative Region. The principal business of each of the foregoing entities is investment holdings.

The principal occupation of each of Dr. Di Fan and Mr. Aaron Xiaojun Zhu is serving as company director. Dr. Di Fan is a citizen of the People's Republic of China and Mr. Aaron Xiaojun Zhu is a citizen of the United States of America.

The business address of each Reporting Person is Units 3207-08, 32/F., West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, China.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 13, 2004, CMDIH entered into an Agreement for the Exchange of Common Stock (the "AGREEMENT") with the Issuer that the Issuer agreed to issue to the shareholders of CMDIH 45,000,000 new post reverse split shares of common stock of the Issuer, $0.0001 par value (the "COMMON SHARES"), such that the CMDIH shareholders as a group would become the shareholders holding not less than (97.49%) of the then enlarged issued share capital of the Issuer in exchange for controlling ownership in a company approved by the Issuer's board of directors upon closing. The closing date of this transaction was May 24, 2004, 20,772,330 shares (the "Securities") of the Issuer were issued to CMDIH.

CMDIH paid for the shares by internal resources.

ITEM 4.  PURPOSE OF TRANSACTION.

CMDIH acquired the 20,772,330 Common Shares to effect the Agreement with the Issuer. The Reporting Persons presently have no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Persons will continue to evaluate their options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of May 24, 2004, CMDIH owned of record 20,772,330 of the Issuer's Common Shares. As DHL is the sole shareholder of CMDIH and Dr. Fan and Mr. Zhu are the directors of DHL, the Reporting Persons beneficially owned 20,772,330 shares, which represented 45.0% of the class.

CUSIP NO. 16941F 10 4                                                PAGE 7 OF 7


(b) As of May 24, 2004, as DHL is the sole shareholder of CMDIH and Dr. Fan and Mr. Zhu are the directors of DHL, DHL, Dr. Fan, and Mr. Zhu shared the power to vote and dispose of 20,772,330 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, none of the Reporting Persons had any transactions in the Issuer's Common Shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.

(e) The Reporting Persons continue to be the beneficial owners of more than five percent of the Issuer's outstanding Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Agreement for the Exchange of Common Stock
Exhibit 2 - Agreement of Joint Filing


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2004

                             China Merchants DiChain Investment Holdings Limited


                             By: /s/ YAM SHEUNG KWOK
                                ------------------------------------------------
                                   Yam Sheung Kwok, Company Secretary

                             DiChain Holdings Limited


                             By: /s/ DR. DI FAN
                                ------------------------------------------------
                                   Dr. Di Fan, Director


                             /s/ DR. DI FAN
                             ---------------------------------------------------
                             Dr. Di Fan


                             /s/ AARON XIAOJUN ZHU
                             ---------------------------------------------------
                             Aaron Xiaojun Zhu

                                                                     EXHIBIT 1




THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR REGISTERED UNDER ANY STATE SECURITIES LAW. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

AGREEMENT FOR THE EXCHANGE OF COMMON STOCK

AGREEMENT made this 13th day of February, 2004, by and between Wilmington Rexford, Inc., a Delaware corporation (hereinafter, called "ISSUER") and China Merchant DiChain Investment Holdings Limited (hereinafter called "DIHL"), a limited company incorporated in Hong Kong.

In  consideration  of  the  mutual  promises,   covenants,  and  representations
contained herein, and other good and valuable consideration,

THE  PARTIES  HERETO  AGREE  AS  FOLLOWS:

1. EXCHANGE OF SECURITIES. Subject to the terms and conditions of this Agreement, the ISSUER agrees to issue to the shareholders of DIHL as set forth on Exhibit A to this agreement, 45,000,000 new post (20 old for 1 new) reverse split shares of common stock of the ISSUER, $0.0001 par value (hereinafter, called the "SHARES"), such that the DIHL shareholders as a group shall become the shareholders holding not less that [97.49%] of the then enlarged issued share capital of the ISSUER in exchange for 100% ownership in a company approved by the Wilmington Rexford board of directors upon closing. Information disclosures on this company will be attached hereto as Exhibit D at closing.

2. REPRESENTATIONS AND WARRANTIES. ISSUER represents and warrants to DIHL the following:

      i. ORGANIZATION. ISSUER is a corporation duly organized under the laws of Delaware and has all the necessary corporate powers to own properties and carry on a business, and is duly qualified to do business in Delaware. All actions taken by the incorporators, directors and shareholders of the ISSUER have been valid and in accordance with the laws of the State of Delaware.

      ii. CURRENT CAPITAL STRUCTURE. The authorized capital stock of the ISSUER is 20,000,000 shares of common stock, $0.0001 par value, of which 15,196,000 are issued and outstanding and 1,000,000 shares of preferred stock, $0.0001 per value, of which there are no issued and outstanding. All outstanding shares are fully paid and non-assessable, free of liens, encumbrances, options, restrictions, and legal or equitable rights of others not a party to this
            Agreement. At closing, there will be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating ISSUER to issue or to transfer from the treasury any additional shares of its capital stock. None of the outstanding shares of the ISSUER are subject to any stock restriction agreements. All of the shareholders of the ISSUER have valid title to such shares and acquired their shares in a lawful transaction and in accordance with the laws of the State of Delaware.

      iii. AUDITED FINANCIAL STATEMENTS. SEC Filings provided and new September 30th, 2003 audit will be available at closing along with a recent Form 10K filing in addition there will be a consolidated statement of the Wilmington Rexford fiscal first quarter un-audited but reviewed financial statements representing the Wilmington Rexford parent company and subsidiaries financials representing the period of October 1, 2003 through December 31, 2003. This first quarter filing is due to be filed to the SEC by February 15, 2004 as part of the regular required filing process.

      iv. ABSENCE OF CHANGE. Since the date of the balance sheet, there has not been any change in the financial condition or operations of the ISSUER, except changes in the ordinary course of business, which changes have not, in the aggregate, been materially adverse.

      v. LIABILITIES. ISSUER does not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected on the ISSUER'S financial statement. ISSUER is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving the ISSUER or its common stock. There is no dispute of any kind between the ISSUER and any third party, and no such dispute will exist at the closing of this Agreement.

      vi. ABILITY TO CARRY OUT OBLIGATION. ISSUER has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by ISSUER and the performance by ISSUER of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or the provisions of, or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which the ISSUER or its shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) any event that would cause the ISSUER to be liable to any party, or (c) any event that would result in the creation or imposition or any lien, charge or encumbrance on any assets of the ISSUER or upon the securities of the ISSUER to be acquired by the DIHL.

      vii. FULL DISCLOSURE. None of the representations and warranties made by the ISSUER, or any certificate or memorandum furnished or to be furnished by the ISSUER, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.

      viii. CONTRACTS AND LEASES. ISSUER is not currently carrying on any business and is not a party to any contract, agreement, or lease. No person holds a power of attorney from ISSUER.

      ix. COMPLIANCE WITH THE LAWS. ISSUER has complied with, and is not in violation of any federal, state or local statue, law, and/or regulation pertaining to ISSUER. ISSUER has complied with all federal and state securities laws in connection with the issuance, sale and distribution of its securities.

      x. LITIGATION. ISSUER is not (and has not been) a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation. To the best of the knowledge of the ISSUER, there is no basis for any such action or proceeding and no such action or proceeding is threatened against the ISSUER and ISSUER is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

      xi. CONDUCT OF BUSINESS. Prior to the closing, the ISSUER shall conduct business in the normal course, and shall not (a) sell, pledge, or assign any assets, (b) amend its article of incorporation or By-laws, (c) declare dividends, redeem or sell stock or other securities, (d) incur any liabilities, (e) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (f) enter into any other transaction.

      xii. CORPORATE DOCUMENTS. Copies of each of the following documents, which are true, complete and correct in all material respects, will be attached hereto and made an integral part hereof to this
            Agreement:

            (1)  Articles of Incorporation;
            (2)  By-laws;
            (3)  Minutes of Shareholders Meetings;
            (4)  Minutes of Directors Meetings;
            (5)  List of Officers and Directors;
            (6)  Form 10K annual financial information statement as described in
                 Section 2(iii); and
            (7) Stock register and stock records of the ISSUER and a current, accurate list of the ISSUER's shareholders.

      xiii. DOCUMENTS. All minutes, consents or other documents pertaining to the ISSUER to be delivered at the closing shall be valid and in accordance with the laws of the State of Delaware.

      xiv. TITLE. The Shares to be issued to DIHL will be, at the closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind. None of such Shares are or will be subject to any voting trust or agreement. No person holds or has any right to receive any proxy or similar instrument with respect to such shares, except as provided for in this Agreement, the ISSUER is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be issued to the DIHL. 'Mere is no applicable local, state or federal law, rule or regulation, or decree which would, as a result of the issuance of the Shares to DIHL, impair, restrict, or delay DIHL' voting rights with respect to the Shares.

3. DIHL REPRESENTand warrant to theISSUER the following:

      i. ORGANIZATION. DIHL is a holding company based in Hong Kong. All actions taken by DIHL, the owners and shareholders of the DIHL have been valid and in accordance with all laws.

      ii. SHAREHOLDERS AND ISSUED STOCK. In addition to the shareholdings so listed, DIHL has commitments to issue additional shares for this transaction: (All shares issued by DIHL to outside parties will be inclusive in the 45,000,000 share issuance and at no time until the initial transaction is complete shall there be any more shares issued)

      iii. COUNSEL. DIHL represent and warrant prior to the Closing, that they are represented by independent counsel or have had the opportunity to retain independent counsel to represent them in this transaction.

4. INVESTMENT INTENT. DIHL agrees that the Shares being issued pursuant to this Agreement may be sold, pledged, assigned, hypothecated or otherwise transferred, with or without consideration (hereinafter called a "TRANSFER"), only pursuant to an effective registration statement under the 1933 ACT, or pursuant to an exemption from registration under the 1933 ACT, the availability of which is to be established to the satisfaction of the ISSUER.

5. CLOSING. Theclosing of this transaction shall take place at the offices of eAngels Equity, LLC 4764 Park Granada, #107, Calabasas, CA. 91302, upon receipt or exchange, as the case may be of the items referenced in Section 6, below. Closing date will be set for the latest, Friday February 20, 2004 at 5PM West Coast Time. If closing does not occur by 5PM West Coast Time, February 27th, 2004 then this agreement will become null and void and Wilmington Rexford will be able to move on with its business.

6. DOCUMENTATION TO BE DELIVERED AT CLOSING.

      i.    BY THE ISSUER

            (1) Board of Directors Minutes and Shareholders resolution authorizing the adoption of the complete Wilmington Rexford Reorganization and Acquisition Plan, which will begin immediately after closing and proceed on the schedule to be attached as Exhibit C hereto. A summary of the main points of the Plan are as follows:

                    i) Spin-out and dividend distribution of E-Trend Networks, Inc. the Wilmington Rexford subsidiary on a 1 for 1 ownership basis of WREX current shares.
                    ii) Reverse Stock Split 20 old WREX shares for 1 new DiChain share
                    iii) Name  change  to  China  Merchants  DiChain  Investment
                         Holdings Limited
                    iv) Issuance of 45,000,000 new shares for the acquisition of DIHL
                    v) Issuance of 400,000 new S8 shares to FutureVest Corporation for consulting services.

                   This plan of Re-Organization will require a series of events to occur which include numerous disclosures to the SEC, NASD and shareholders of record. The events are listed by order in the attached Exhibit C to this agreement.

                   After the Re-Organization is complete the new China Merchants DiChain Investment Holdings Limited will have a beginning stock and ownership structure as follows:


STOCKHOLDER                              AFTER REVERSE            % OWNED
----------------------------             -------------            -------

eAngels EquiDebt Partners V                    500,000              1.08%
VHQ Option                                     100,000              0.22%
Sara Hallitex Corp                              25,000              0.05%
FutureVest Corporation                          20,000              0.04%
Public Shareholders Float                      114,800              0.25%    Old Shareholders Shares:
New S8 Stock Issued (FutureVest)               400,000              0.87%                      2.51%
New Shares issued for Dichain               40,000,000             86.66%    DiChain Shares:
New Shares issued for Dichain                5,000,000             10.83%                     97.49%
                                         -------------
   Total Stock in Company                   46,159,800            100.00%
                                         =============



            (2) Delivery of the share proxy voting power for 10,000,000 votes approving the Wilmington Rexford Reorganization and Acquisition Plan. DIHL can and will be in 100% control of Wilmington Rexford at closing and will be able to take
                   Wilmington Rexford through the necessary steps to complete the adopted plan as approved and outlined in this contract and stipulated in the Directors Minutes and Shareholders resolution delivered at closing. This voting proxy will be valid for a 4 month period in order for this deal to be completed.

            (3) Board of Directors approval for payment received from DIHL of $225,000 USD to satisfy all remaining debts of Wilmington Rexford, Inc., WHICH SHALL BE PAID UPON CLOSING as follows:

                    i)   $42,000 USD to Kaufman Rossin (Audit Firm)
                    ii) $17,000 USD to Dill and Dill for payment on final billing
                    iii) $5,000 USD paid to any  other posted audited Wilmington
                         Rexford Debt as per audit and disclosed on closing date.

                    iv) Balance of funds up to $225,000 USD will be paid to Diamond Worldwide, Inc., which will satisfy all monies owed on to eAngels EquiDebt Partners V convertible debentures leaving all debts of Wilmington Rexford at zero.

                    (THESE FIGURES ARE SUBJECT TO CHANGE AND WILL BE VERIFIED AS TO ACTUAL AMOUNT OWED ON CLOSING. THERE WILL BE ZERO DEBTS OF WILMINGTON REXFORD UPON CLOSING.)

            (4)    The resignation of all officers and directors of ISSUER.

            (5) A Board of Directors resolution appointing such person as DIHL designate as a director(s) of ISSUER.

            (6) All the business and corporate records of ISSUER, including but not limited to, correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings, financial statements, shareholder listings, stock transfer records, agreements and contracts.

            (7) Such other minutes of ISSUER's shareholders or directors as may reasonably be required by DIHL.

ii. By DIHL:

     (1)  Consents signed by DIHL consenting to the terms of this Agreement.

     (2) Full disclosures by DIHL on the company being acquired including audited financial statements or draft copies of audited financial statements. This company will have to be approved prior to closing by the board of directors of Wilmington Rexford, Inc.

7. REMEDIES.

      i. ARBITRATION. Any controversy or claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in the State of Delaware in accordance with the Rules of the American Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

8. MISCELLANEOUS.

      i. CAPTIONS AND HEADINGS. The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

      ii. NO ORAL CHANGE. The Agreement and any provision hereof, may not be waived, changes, modified, or discharged orally, but only by agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

      iii. NON WAIVER. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

      iv. TIME OF ESSENCE. Time is of the essence of the Agreement and of each and every provision hereof.

      v. ENTIRE AGREEMENT. This Agreement contains the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings.

      vi. COUNTERPARTS. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed as original, but all of which together shall constitute one and the same instrument.

      vii. NOTICES. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom the notice is to be given, or the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly address, and by fax, as follows:

            DIHL:                                 ISSUER:
            -----                                 -------

            China  Merchant  DiChain              Wilmington  Rexford,  Inc.
            Investment  Holdings  Limited         3753 Howard Hughes Pkwy,
            Units  207-08,  West  Tower           Las Vegas, Nevada  89109
            Shun Tak Centre,
            168-200, Connaught Road,
            Central Hong Kong



IN WITNESS WHEREOF, the undersigned has executed this Agreement this 13th day of February, 2004

CHINA  MERCHANTS  DICHAIN                       WILMINGTON  REXFORD, INC.
INTERNATIONAL HOLDINGS LIMITED


/s/                                             /s/  Garrett  Krause
------------------------------------            --------------------
                  as  per  Directors            Garrett  Krause as per
Resolution of China Merchants DiChain           the Shareholders and Directors
Investment  Holdings  Limited                   Wilmington Rexford, Inc.

                                                                      EXHIBIT 2

                            AGREEMENT OF JOINT FILING

The undersigned hereby agree that a single Schedule 13D or Schedule 13G (or any amendment thereto) relating to the Common Stock of China Pharmaceuticals Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D or Schedule 13G.

Dated: May 24, 2004


CHINA MERCHANTS DICHAIN INVESTMENTS
HOLDINGS LIMITED
                                    Signature       /s/ Di Fan
                                             -----------------------------------
                                                    Di Fan
                                                    Director

DICHAIN HOLDINGS LIMITED
                                    Signature       /s/ Di Fan
                                             -----------------------------------
                                                    Di Fan
                                                    Director

DI FAN
                                    Signature       /s/ Di Fan
                                             -----------------------------------
                                                    Di Fan


AARON XIAOJUN ZHU
                                    Signature       /s/ Aaron Xiaojun Zhu
                                             -----------------------------------
                                                    Aaron Xiaojun Zhu